July 26, 2018

Division of Corporation Finance
Office of Information Technologies and Services
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: Jan Woo and Edwin Kim

Re:     9374-8572 Quebec Inc.
Draft Registration Statement on Form F-4
Submitted May 30, 2018
CIK No. 0001734520

Ladies and Gentlemen:

On behalf of 9374-8572 Quebec Inc. (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 26, 2018 (the “Comment Letter”) with respect to the Company’s above-referenced Draft Registration Statement on Form F-4 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company is submitting Amendment No. 1 to the Draft Registration Statement (“DRS Amendment No. 1”).

In addition to addressing the comments raised by the Staff in its letter, the Company has revised DRS Amendment No. 1 to update other disclosures, including (i) adding the audited consolidated financial statements of Alithya Group Inc. as of March 31, 2018 and for the fiscal year ended March 31, 2018 (the “Alithya 2018 Financial Statements”) to the Registration Statement, (ii) supplementing the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya” in the Registration Statement to include management’s discussion and analysis of the Alithya 2018 Financial Statements and (iii) supplementing the section titled “Unaudited Pro Forma Consolidated Financial Information” in the Registration Statement based on the Alithya 2018 Financial Statements.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to DRS Amendment No. 1.

Draft Registration Statement on Form F-4 submitted on May 30, 2018

Recommendations of Edgewater’s Board of Directors: Edgewater’s Reasons for the Merger, page 60

1.	Please explain the impact, if any, of the Oracle EPM business and outlook on Edgewater’s financial performance. On page 60, you state that the increasing competitive burdens and constraints facing Edgewater, specifically Edgewater’s Oracle EPM business in light of Oracle ecosystem developments, as a factor considered by the board for the transaction.

We also note your discussion of Mr. Rutherford’s concern regarding the recent financial performance of the Edgewater Ranzal business unit on page 58.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 60 in the DRS Amendment No. 1.

Opinion of Edgewater’s Financial Advisor, page 66

2.	Please provide a more detailed discussion of the Expected Synergies and whether management of Alithya or Edgewater provided specific quantitative projections related to these Expected Synergies.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 68 in the DRS Amendment No. 1.

3.	Please clarify whether William Blair considered in any of its analyses the special dividend payment of $20.5 million or the loss of voting power for Edgewater stockholders due to the multiple voting shares to be issued to certain shareholders of Alithya.

Response: The Company supplementally advises the Staff that William Blair considered in its analysis the special dividend payment of U.S.$20.5 million. As stated on page 66 of the DRS Amendment No. 1, “the “Aggregate Consideration” is comprised of (i) the special dividend of approximately U.S.$20.5 million (the “Dividend”) to be declared by Edgewater to its stockholders of record immediately prior to the consummation of the transactions contemplated by the arrangement agreement, subject to the adjustment as set forth in the arrangement agreement, and (ii) the ratio at which each share of Edgewater Common Stock will be converted into New Alithya Common Shares, subject to adjustment as set forth in the arrangement agreement, in connection with the merger (the “Exchange Ratio”).” As stated in the second and third paragraphs on page E-1 of the fairness opinion of William Blair (which is attached as Annex E to the prospectus/proxy statement forming part of the Registration Statement), the opinion delivered by William Blair takes into account the Dividend, and such opinion states on page E-3 that “the Aggregate Consideration [to be received by the Edgewater stockholders pursuant to the transactions contemplated by the arrangement agreement] is fair, from a financial point of view, to the [Edgewater] Stockholders.”

In addition, as now stated on page 68 in the DRS Amendment No. 1 in response to this comment, William Blair expressed no opinion as to the reduction in voting power for Edgewater’s stockholders as a result of the Alithya Multiple Voting Common Shares to be issued to former shareholders of Alithya.

Security Ownership of Certain Beneficial Owners and Management, page 76

4.	In light of Alithya’s director Ghyslain Rivard’s indirect majority ownership of and control of Services informatiques MixMédia inc., along with the power to direct investments and/or power to vote its securities, please advise us why the shares of this entity are not included in the Directors and Executive Officers as a Group line in the chart on page 78.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 78 and 79 in the DRS Amendment No. 1.

Merger Consideration to Edgewater Stockholders; Special Dividend for Edgewater Stockholders, page 101

5.	Prior to the merger transactions, Edgewater will declare a $20.5 million special dividend for Edgewater’s stockholders to be paid within 10 days following the closing of the transactions. Please clarify the source of funding for the special dividend. It appears that neither Edgewater nor Alithya have sufficient cash currently to pay the special dividend.

Response: The Company respectfully advises the Staff that prior to the filing of the amendment to the Registration Statement which will include the proposed form of the final prospectus/proxy statement, Alithya and Edgewater will agree on how the payment by Edgewater of the special dividend, to the extent required in addition to Edgewater’s existing cash, will be financed, and either Edgewater or the parties collectively will obtain a commitment from a proposed lender for such financing. The terms of such commitment will be described in the proposed form of the final prospectus/proxy statement, and any relevant loan agreements will be filed as exhibits to the Registration Statement. Based on discussions to date between the parties and by Edgewater with RBS Citizens Bank, N.A., the lender under Edgewater’s existing revolving credit agreement, the parties now anticipate such financing may take the form of an amendment to Edgewater’s existing revolving credit agreement, as most recently amended by Amendment No. 3 thereto dated as of May 10, 2018, of which a copy was filed with the Commission as Exhibit 10.1 to Edgewater’s Current Report on Form 8-K filed on May 14, 2018 under the Securities Exchange Act of 1934, as amended. However, the parties are also currently considering whether some other potential form of financing might be preferable from the standpoint of the combined companies.

Representations and Warranties, page 103

6.	You reference a fairness opinion from Alithya’s financial advisor as a representation and warranty on page 104. Please advise us whether Alithya received a fairness opinion and, if so, please describe the substance of this fairness opinion.

Response: The Company respectfully submits that a description of the fairness opinion delivered to Alithya by Desjardins Securities Inc. (“Desjardins”), Alithya’s financial advisor in connection with the proposed transactions, is not required under Item 4(b) of Form F-4.

Item 4(b) of Form F-4 provides that “[if] a report, opinion or appraisal materially relating to the transaction has been received from an outside party, and such report, opinion or appraisal is referred to in the prospectus, furnish the information called for by Item 9(b)(1) through (6) of Schedule 13E-3 (§240.13e-100 of this chapter).”

The fairness opinion of Desjardins was only referenced once in passing (on page 105) in the Registration Statement summarizing the representations and warranties made by Alithya under the arrangement agreement. The prospectus/proxy statement included in the Registration Statement will only be used to solicit proxies from Edgewater’s stockholders and therefore is anticipated to contain no further discussion about the fairness opinion of Desjardins that was prepared for Alithya. The prospectus/proxy statement included in the Registration Statement will not be used to solicit proxies from Alithya’s shareholders. As a result, the Company believes that the fairness opinion of Desjardins is not material and relevant to Edgewater’s stockholders and therefore not “materially relating” to the transactions described in the prospectus/proxy statement included in the Registration Statement. Accordingly, the Company respectfully submits that the provisions of Item 4(b) of Form F-4 and Item 1015 of Regulation M-A should not apply to the fairness opinion of Desjardins.

7.	Please revise your list of representations and warranties on pages 104 to 106 to describe the material terms of each item rather than providing a summary list.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 104 to 107 in the DRS Amendment No. 1.

The Arrangement Agreement

Conditions to the Completion of the Merger and the Arrangement, page 118

8.	You disclose that one of the conditions to the transaction is that both Alithya and Edgewater must receive a tax opinion that New Alithya will not be treated as a domestic corporation under Section 7874(b) of the Internal Revenue Code. Please advise us whether you will file these opinions under Item 601(b)(8) of the Regulation S-K or any other tax opinions regarding material consequences to investors as a result of the merger transactions and offering. We note there are no tax opinions listed in your exhibit index.

Response: The Company respectfully advises the Staff that it does not intend to file the Section 7874(b) tax opinion referenced by the Staff as an exhibit to the Registration Statement on the basis that the Section 7874(b) tax opinion would not be an opinion that the merger will be a tax-free reorganization, which is the typical situation in which tax opinions are filed as exhibits to registration statements in accordance with Staff Legal Bulletin No. 19 (CF).

The Company also respectfully advises the Staff that it expects to file an opinion pursuant to Item 601(b)(8) of the Regulation S-K relating to the tax treatment of the transactions for stockholders in an amendment to the Registration Statement. The Company respectfully advises the Staff that it will continue to monitor the extent to which, if any, the financing of the U.S.$20.5 million special dividend to be declared to the Edgewater stockholders may affect the tax consequences of the transactions and the related disclosures in the Registration Statement and the tax opinion to be filed therewith.

Stockholder Advisory Vote on Certain Compensatory Arrangements, page 125

9.	Please revise to specify the merger-related compensation that are being voted on in this proposal or clarify you mean the entire “The Merger and the Arrangement-Interests of Certain Persons in the Merger” section. Further, please file the change-of-control agreements for Messrs. Rutherford and McNeice as exhibits.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 126 in the DRS Amendment No. 1 and, as described on revised pages II-4 and II-5 in the DRS Amendment No. 1, the Company is filing (through incorporation by reference to the specified prior Report on Form 8-K filed by Edgewater) copies of the change-of-control agreements for Messrs. Rutherford and McNeice as exhibits to the Registration Statement.

Information About Alithya

Customers, page 148

10.	Please provide a description of the Alithya agreements with its top three customers, which have generated more than 10% of Alithya’s total revenue individually and 53% collectively for the year ended March 31, 2017. Further, please provide a description of these top three customers, including any related party relationships. You state on page F- 38 that C$45.3 million of Alithya’s fiscal year 2017 total revenue is attributable to shareholders that exercise significant influence over Alithya.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 148 in the DRS Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya

Factors Influencing Alithya’s Results of Operations, page 156

11.	Please provide further details regarding the nature of your revenues across the services that Alithya provides, such as Oracle solutions, Microsoft Solutions, Hiring Solutions and other material lines of business to the extent material.

Response: As disclosed in Note 22 to the Alithya 2018 Financial Statements on page F-44 of DRS Amendment No. 1 and on page 159 of DRS Amendment No. 1 under “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” Alithya concluded that it has one reportable segment under IFRS and respectfully submits that providing detail across lines such as Oracle solutions, Microsoft solutions and hiring solutions does not align with the way that Alithya’s management analyses Alithya’s revenues. However, as disclosed in Note 22 to the Alithya 2018 Financial Statements on page F-44 of DRS Amendment No. 1 and on page 159 of DRS Amendment No. 1 under “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” Alithya’s management does analyze Alithya’s revenues based on geographic location and major service category (i.e., systems integration and consulting services and payrolling services), and additional disclosure about Alithya’s revenues on those bases has been added on page 159 to DRS Amendment No. 1.

12.	You indicate that Alithya manages the activities of its professionals and closely monitors engagement schedules and staffing requirements, noting rapid fluctuations could have a short-term impact on utilization of its professionals. Please clarify if Alithya’s management has any key metrics that it uses to evaluate its business that addresses the utilization or chargeability of professionals. For instance, Edgewater provides measures such as annualized service revenue per billable consultant and billable consultant utilization in its Form 10-K for the fiscal year ended December 31, 2017.

Response: The Company respectfully submits that while Alithya does monitor the utilization rates of its consultants on a monthly basis, the systems changes and expansion of Alithya’s business during the last two years (see “Information about Alithya – Corporate History” on page 145 of the DRS Amendment No. 1) has resulted in an inability to apply consistent measurements and a lack of comparability of utilization rates for different periods. As a result, the Company does not propose to include a detailed discussion of prior utilization metrics in the Registration Statement.

Non-IFRS Measures, page 157

13.	We note your disclosure of “Revenue Net of Payrolling.” Please clarify further for us what this measure represents and revise to further explain why management believes it is useful information to investors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 157 and 158 in the DRS Amendment No. 1.

Contractual Obligations, page 163

14.	Please include your long-term debt in your contractual obligations table and describe the terms of your material long-term debt agreements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 165 to 167 in the DRS Amendment No. 1.

Information About Edgewater

Overview, page 171

15.	You disclose that Edgewater is now exploring divestiture opportunities for its consulting business. Please provide disclosure to describe the size and scope of the consulting business, such as revenues, number of consultants, or any other appropriate measurement. Further, where appropriate, please clarify any discussions with Alithya management or its advisors regarding any plans for divestiture of the Edgewater consulting business.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 176 in the DRS Amendment No. 1.

Information About New Alithya

Directors and Senior Management of New Alithya, page 179

16.	On page 185, you disclose that New Alithya expects its board of directors will meet the majority of independent directors requirement of Nasdaq’s marketplace rules. In light of the concentration of voting power of New Alithya held by current Alithya management, please clarify the applicability of the Nasdaq’s controlled company exemption and whether New Alithya will avail themselves of any such exemptions related to corporate governance. Similarly, please clarify whether New Alithya will avail themselves of any foreign issuer or transitional exemptions for new issuers to Nasdaq’s corporate governance rules.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 45 to 46 and 190 in the DRS Amendment No. 1. The Company also respectfully advises the Staff that it has determined that it will not avail itself of the NASDAQ controlled company exemption after the completion of the transactions contemplated by the arrangement agreement.

Compensation of Directors and Senior Management of New Alithya, page 184

17.	You state on page 102 that the Edgewater equity incentive plan, Edgewater’s employee stock purchase program, the Alithya stock option plan, and the Alithya employee share purchase plan will all be canceled at the close of the merger transactions. These plans will be replaced by a new equity compensation plan for directors and executive officers and new employee stock purchase plan that will be finalized shortly prior to or after the close of the merger transactions. Please provide a narrative description of these prospective compensation plans.

Response: The Company respectfully advises the Staff that it will describe the new equity compensation plan and the new employee stock purchase plan of the combined company in an amendment to the Registration Statement.

General

18.	It appears that, as a result of the transaction, New Alithya will become a successor issuer to Edgewater as provided in Rule 12g-3(a) under the Exchange Act and, as a result, may not qualify as an emerging growth company after the transaction. Please provide appropriate risk factor disclosure in the filing. Alternatively, provide us with your legal analysis regarding why New Alithya would continue to qualify as an emerging growth company and whether New Alithya will succeed to Edgewater´s reporting obligations under Section 12(g) of the Exchange Act. See Exchange Act Rule 12g-3, and for guidance, refer to Question 24 of the Division of Corporation Finance´s Generally Applicable Questions on Title I of the JOBS Act.

Response: The Company respectfully submits that it will not be deemed to be the successor to Edgewater for purposes of Rule 12g-3.

First, the Company respectfully submits that Rule 12g-3 is inapplicable to the transactions because the Company will not be issuing to the former stockholders of Edgewater “securities of an issuer that are not already registered pursuant to Section 12 of the Act.” Rather, the New Alithya Common Shares to be issued to the former stockholders of Edgewater will already have been registered under Section 12(b) of the Exchange Act by virtue of the listing by the Company of the New Alithya Common Shares on NASDAQ prior to the closing of the transactions.

Second, the Company respectfully submits that successor status should not apply in the present circumstances on the basis that Alithya, rather than Edgewater, is the predecessor of the Company, as supported by the following facts:

•	Alithya’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer will become the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, respectively, of the Company;

•	Alithya’s total assets as of March 31, 2018 was C$115.9 million while Edgewater’s total assets was U.S.$71.6 million as of the same date;

•	Alithya’s total revenue for the fiscal year ended March 31, 2018 was C$206.7 million while the total revenue of Edgewater for the fiscal year ended December 31, 2017 was U.S.$111.8 million;

•	Alithya had 1,550 billable consultants (including approximately 725 incorporated contractors staffed on its various client projects) and 100 administrative employees as of March 31, 2018 while Edgewater had 426 employees (excluding contractors) as of April 30, 2018;

•	based on the current estimation of New Alithya Shares to be issued upon consummation of the transactions, the former shareholders of Alithya are expected to own approximately 58% of the total number of outstanding shares of the Company;

•	based on the current estimation of New Alithya Shares to be issued upon consummation of the transactions, the former shareholders of Alithya are expected to own approximately 83% of the total voting power of outstanding shares of the Company; and

•	the Company will be headquartered in Montreal, Quebec, the location of the current principal executive offices of Alithya, rather than the Boston, Massachusetts, the location of the current principal executive offices of Edgewater.

The Company respectfully submits that Rule 12g-3 was primarily intended to deal with shell holding company transactions and not to result in application to the transactions, where the Company’s predecessor is Alithya rather than Edgewater.

The Company also respectfully submits that it otherwise expects to meet the definition of an “emerging growth company” pursuant to section 2(a)(19) of the Securities Act.

19.	We note that holders of approximately 17% of the outstanding shares of Edgewater common stock and approximately 79% of the voting power of the outstanding Alithya shares entered into support agreements to vote in favor of the transaction. The execution of lock-up agreements may constitute agreements of sale under the Securities Act such that the registration of the shares may not be appropriate. Please provide a legal analysis why you believe that an offer and sale did not commence at the time of the negotiation and execution of the support agreements. Please refer generally to Compliance and Disclosure Interpretation 139.30 in the Division of Corporation Finance Compliance and Disclosure Interpretations, Securities Act Sections.

Response: The Company respectfully advises the Staff that the Company does not believe that the transactions contemplated by the arrangement agreement constitute a tender offer and therefore the Company is not relying on Compliance and Disclosure Interpretation (“C&DI”) No. 139.30. Instead, pursuant to the guidance in C&DI No. 239.13 relating to business combination transactions, the Company has entered into support agreements with management and certain principal securityholders of Edgewater and Alithya to vote in favor of the transactions. According to C&DI No. 239.13, the Staff has not objected to the registration of offers and sales where support agreements have been signed in the following circumstances:

(i)	the agreements involve only executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of the company being acquired;

(ii)	the persons signing the agreements collectively own less than 100% of the voting equity of the target; and

(iii)	votes will be solicited from shareholders of the company being acquired who have not signed the agreements and would be ineligible to purchase in a private offering.

C&DI No. 239.13 also states that where the persons entering into the agreements also deliver written consents approving the business combination transaction, the Staff has objected to the subsequent registration of the exchange on Form S-4 for any of the shareholders.

With respect to (i) above, the support agreements were entered into only by executive officers, directors and holders of 5% or more of the voting equity securities of each of Edgewater and Alithya. With respect to (ii) above, less than 100% of the holders of voting equity of each of Edgewater or Alithya have entered into the support agreements. With respect to (iii) above, consents will be solicited pursuant to the prospectus/proxy statement from Edgewater stockholders and pursuant to a management information circular prepared in accordance with Canadian securities laws from Alithya shareholders who did not sign the support agreements and who would be ineligible to purchase in a private offering pursuant to exemptions from registration.

The Company also confirms that no written consents have been delivered by Edgewater stockholders or Alithya shareholders approving the transactions, and written consents will not be solicited until after the Form F-4 has been declared effective by the Commission.

Should you have any questions with respect to this letter, please contact the undersigned at 212-991-2533.

Sincerely,

/s/ Jason Comerford

Jason Comerford

cc:	Paul Raymond, Alithya Group Inc.

Jeffrey Rutherford, Edgewater Technology, Inc.

Patrick J. Berry, McDonald Hopkins LLC

John D. Chambliss, Davis, Malm & D’Agostine, P.C.

Daniel T. Janis, Davis, Malm & D’Agostine, P.C.